January 26, 2022

VIA EDGAR

Kevin Dougherty
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Brand Velocity Acquisition Corp
Request to Withdraw Registration Statement on Form S-1
File No. 333-254257

Dear Mr. Dougherty:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Brand Velocity Acquisition Corp, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S‑1 (File No. 333-254257), filed with the Commission on March 15, 2021, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company has determined not to utilize the Registration Statement for an initial public offering at this time.  The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the Registration Statement or the prospectus contained therein.  Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact Jon W. Daly of Sidley Austin LLP at (713) 495-4523.

Brand Velocity Acquisition Corp

By: /s/ Stephen Lebowitz
Name:   Stephen Lebowitz
Title:     Chairman and Chief Executive Officer